Q3 2017 Additional Information: Debt 1 Note: Numbers may not add due to rounding Net debt breakdown - Unaudited Exhibit 99.3 €B June 30, ‘17 Sept. 30, ‘17 Cons. Ind. Fin. Cons. Ind. Fin. 19.0 16.8 2.1 Gross debt* 18.5 16.4 2.1 (0.3) (0.3) (0.0) Derivatives M-to-M, Net (0.2) (0.2) (0.0) (12.5) (12.3) (0.2) Cash & marketable securities (12.0) (11.8) (0.2) 6.2 4.2 1.9 Net debt 6.3 4.4 1.9 *Net of intersegment receivables

Q3 2017 Additional Information: Debt 2 Note: Numbers may not add due to rounding Gross debt breakdown - Unaudited €B Outstanding June 30, ’17 Outstanding Sept. 30, ’17 19.0 Cash maturities 18.6 7.4 Bank debt 7.2 10.4 Capital market debt 10.3 1.3 Other debt 1.0 0.2 Asset-backed financing 0.1 0.0 ABS / securitization 0.0 0.0 Warehouse facilities 0.0 0.2 Sale of receivables 0.1 (0.2) Accruals & other adjustments (0.2) 19.0 Gross debt 18.5 (12.5) Cash & marketable securities (12.0) (0.3) Derivatives (assets)/liabilities (0.2) 6.2 Net debt 6.3 7.5 Undrawn committed revolving facilities 7.6

Q3 2017 Additional Information: Debt 3 Debt maturity schedule - Unaudited Note: Numbers may not add due to rounding * Represents total cash maturities excluding accruals Outstanding Sept. 30 ‘17 3M 2017 2018 2019 2020 2021 Beyond 7.2 Bank debt 1.6 3.0 0.9 0.5 0.4 0.9 10.3 Capital market debt 0.6 2.0 1.6 1.3 1.0 3.9 1.0 Other debt 0.4 0.2 0.2 0.1 0.1 0.1 18.6 Total cash maturities * 2.5 5.2 2.6 1.9 1.5 4.9 12.0 Cash and marketable securities 7.6 Undrawn committed revolving facilities 19.5 Total available liquidity 6.6 Sale of receivables (IFRS de-recognition compliant) 4.1 of which receivables sold to financial services JVs (FCA Bank) €B